
November 26, 2019

Charles R. Morrison
Chief Executive Officer
Wingstop Inc.
5501 LBJ Freeway
5th Floor
Dallas, TX 75240

> **Re: Wingstop Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2018**
> **Filed February 27, 2019**
> **File No. 001-37425**

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2018

Consolidated Financial Statements
Consolidated Statements of Stockholders' Deficit, page F-5

1.   In both fiscal years 2017 and 2018 you present a line item "Issuance of common stock, net" in which the amount recognized at par value is offset by an equal amount within additional paid-in capital, with no net impact on total stockholders' deficit. Please tell us the nature of these transactions and your basis for their accounting.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies
(k) Revenue Recognition, page F-9

2.   Please tell us and disclose how you account for breakage associated with gift cards and, if material, disclose the amount recognized in each period. Refer to ASC 606-10-55-46 through 55-49.

<u>(m) Advertising Expenses, page F-9</u>

3.   Please tell us and disclose in a footnote your timing for expensing advertising costs. Refer to Sections 25 and 50 of ASC Subtopic 720-35.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at 202-551-3319 or Rufus Decker at 202-551-3769 if you have any questions on these comments or related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services